May 28, 2010

BY EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attn:   Celia Soehner

Re:	GenMark Diagnostics, Inc.

Form S-1, File No. 333-165562 (the “Registration Statement”)

Dear Ms. Soehner:

Pursuant to the request of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), GenMark Diagnostics, Inc. (the “Company”) submits this letter to the Staff regarding the apparent disclosure of the offering price and size of the Company’s proposed initial public offering. The Company hereby confirms that the Company and the underwriters have not yet determined the final price and size of the offering or delivered the purchase agreement regarding the sale of Company common stock. The Company also confirms that it did not release information regarding the offering price or size of the offering through any official channels or otherwise. After due inquiry, the Company also understands that the offering price and size information was not released by the underwriters named in the Form S-1. The Company is not able to locate the source of the pricing and size information that was publicly released. The Company reiterates that no final pricing or size determination will be made until the Registration Statement is declared effective by the Commission and notes that the information that has been publicly reported will not necessarily be accurate.

We respectfully ask for the Staff’s quick resolution of this situation. If we can facilitate the Staff’s review, or if the Staff has any questions on any of the information set forth herein, please telephone me at (626)-463-8004 or Michael Kagnoff, the Company’s legal counsel at (858) 638-6722. Thank you again for your time and consideration.

United States Securities and Exchange Commission

May 28, 2010

Very truly yours,

/s/ Steve Kemper
Steve Kemper
Chief Financial Officer